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                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended December 2001

                        Commission File Number 001-12335


                         Birmingham Hourly Savings Trust
                                   401(k) Plan


                          Butler Manufacturing Company
                              1540 Genessee Street
                             Kansas City, MO 64102



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INDEPENDENT AUDITORS' REPORT


The Retirement Administrative Committee
Butler Manufacturing Company:

We have audited the accompanying statement of net assets available for benefits of the Butler Manufacturing Company Birmingham Hourly Employee Savings Trust Plan as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2001 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.



/s/ KPMG LLP

Kansas City, Missouri
June 14, 2002


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THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED ANDERSEN REPORT AND HAS NOT BEEN
REISSUED BY ANDERSEN.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Retirement Administrative Committee of
Butler Manufacturing Company:

We have audited the accompanying statements of net assets available for benefits of the Butler Manufacturing Company Birmingham Hourly Employee Savings Trust Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.


Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP


Kansas City, Missouri,
June 8, 2001

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                          BUTLER MANUFACTURING COMPANY
            BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST PLAN

                Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000


                                                             2001         2000
                                                           --------     --------
Assets:
Investments:
   Fidelity Management Trust Company:
      Managed Income Portfolio                             $ 62,853       64,209
      Puritan Fund                                          141,673      179,834
      Magellan Fund                                         244,284      327,023
      Equity Income Fund                                     69,108       93,342
      Aggressive Growth Fund                                  3,171        5,391
      Retirement Money Market Trust                         177,762      166,800
      Other                                                   2,315        6,004
   Butler common stock fund                                   4,992        4,909
   Participant loans outstanding                             66,040       53,883
                                                           --------     --------
               Total investments                            772,198      901,395
Receivables:
   Employee contributions receivable                          1,102       13,096
                                                           --------     --------
               Total receivables                              1,102       13,096
                                                           --------     --------
               Net assets available for benefits           $773,300      914,491
                                                           ========     ========

See accompanying notes to financial statements.


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                          BUTLER MANUFACTURING COMPANY
                  BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2001 and 2000

                                                           2001           2000
                                                         ---------      -------
Contributions:
    Employee                                             $  46,621      121,537
                                                         ---------      -------
                Total contributions                         46,621      121,537
                                                         ---------      -------
Income:
    Net depreciation in fair value of investments          (62,912)     (49,847)
    Interest and dividends                                  27,744       51,915

Other:
    Distributions                                         (158,604)     (59,350)
    Fees                                                    (1,448)      (1,570)
    Net transfers from another
        employer-sponsored fund                              7,408         --
                                                         ---------      -------
                Increase (decrease) in net assets
                  available for benefits                  (141,191)      62,685
Net assets available for benefits:
    Beginning of year                                      914,491      851,806
                                                         ---------      -------
    End of year                                          $ 773,300      914,491
                                                         =========      =======


See accompanying notes to financial statements.

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                          BUTLER MANUFACTURING COMPANY
                 BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000



(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        (a) GENERAL

            In 1993, Butler Manufacturing Company (the Company) established the Birmingham Hourly Employee Savings Trust Plan (the Plan), which is administered by the administrative committee. The investments of the Plan are in the custody of Fidelity Institutional Retirement Services Company (Custodian). The trustee of the Plan is the Fidelity Management Trust Company (Fidelity) which has been appointed by the administrative committee and thereby holds all assets of the Plan in the Butler Master Savings Plan Trust (Master Trust).

            The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

        (b) BASIS OF PRESENTATION

            The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in net assets available for benefits.

        (c) ASSETS HELD IN MASTER TRUST

            All assets of the Plan are held in the Master Trust and are specifically allocated to each individual plan by participant. Plan assets and changes in plan assets held in trust have been reported by the trustee based on the fair value of the investments.

            The fair value of marketable securities is based upon quotations from national securities exchanges; where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms. When the fair value of securities is not available, the securities are stated at their estimated fair value. Securities transactions are accounted for on the trade date.

        (d) FEES AND EXPENSES

            The expenses incurred by the administrative committee of the Plan in administering plan activity and the expenses incurred by Fidelity in administering the trust, may be paid from the assets of the Plan or by the Company, as the Company elects.

        (e) ELIGIBILITY

            All full-time Birmingham hourly paid factory employees of the Company, having completed six months of employment, are eligible for participation in the Plan.

        (f) VESTING

            All eligible employees participating in the Plan are immediately 100% vested in participant's contributions.

        (g) TERMINATION

            The Plan may be terminated at any time with the approval of the Company's board of directors. If the Plan is terminated, each participant's account balance will be, at the discretion of the Company,


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                          BUTLER MANUFACTURING COMPANY
                 BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000


            distributed in a lump sum or held in trust to be distributed upon each participant's retirement, death, disability, or termination of employment.

       (h)  USE OF ESTIMATES

            The Plan utilizes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2)    CONTRIBUTIONS

       Employees may contribute to the Plan from 1 to 15% of their compensation in 1% increments, subject to applicable IRS regulations. Participants may direct investments of their contribution in 1% increments among the funds established by the Company.

(3)    DISTRIBUTIONS

       If a participant retires on or after attaining age 55, becomes totally or permanently disabled, dies or terminates employment for any other reason, the full value of the account becomes distributable. If the value of the amount distributable exceeds $5,000, the distribution cannot be made until the participant reaches age 65 or gives consent to the distribution. All distributions must be made prior to April 1 of the calendar year immediately following the date the participant reaches age 70 1/2, even if still employed. All distributions shall be made in a single payment of cash.

(4)    IN-SERVICE WITHDRAWALS

       Employee contributions, in part or in total, may be withdrawn for extreme financial hardships. Such financial hardships include college costs, excessive medical expenses, the purchase of a principal residence, or to prevent eviction from a principal residence.

(5)    LOANS TO PARTICIPANTS

       At the discretion of the administrative committee, loans may be made to a participant up to the lesser of $50,000 or 50% of the value of the participant's account. No loan may be for an amount less than $1,000. Loans are secured by an assignment of the participant's total account balance in the Plan. Loan maturities may not be less than one year nor exceed five years, except for home loans. Interest rates will be set by the administrative committee in accordance with uniform procedures consistently applied in a manner, which does not discriminate in favor of officers, shareholders or highly compensated participants.


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                           BUTLER MANUFACTURING COMPANY
                 BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST PLAN

                         Notes to Financial Statements

                          December 31, 2001 and 2000



(6)    ASSETS HELD IN MASTER TRUST


       The net assets of the Master Trust available for all participating plans at December 31 are as follows:

                                                                        2001
                                                                    ------------
Assets:
Investments:
  Short-term investments                                           $  12,657,351
  Fixed income funds                                                  11,868,079
  Domestic equities funds                                             68,108,401
  International equities funds                                         1,507,679
  Butler common stock fund                                             3,321,973
  Participating loans outstanding, at interest
    rates ranging from 9.0% to 10.0%                                   3,161,823
                                                                    ------------
                                                                     100,625,306
Receivables:
  Employee contribution receivable                                       619,833
  Employer contribution receivable                                     1,663,035
                                                                    ------------
          Total investments                                        $ 102,908,174
                                                                    ============

       The changes in net assets of the Master Trust for the years ended December 31 are as follows:

Additions:
    Company contributions                                          $  9,023,088
    Employee contributions                                            1,716,159
    Rollovers                                                            52,760
    Interest and dividends                                            3,262,692
    Change in fair value investments:
      Mutual funds                                                   (9,870,542)
      Butler common stock fund                                          319,158
                                                                  -------------
              Total additions                                         4,503,315
Deductions:
    Benefits paid                                                    (7,045,615)
    Administrative expenses                                             (84,599)
                                                                  -------------
              Total deductions                                       (7,130,214)
                                                                  -------------
              Net change                                           $ (2,626,899)
                                                                  =============
Net assets available for benefits:
    Beginning of year                                              $105,535,073
                                                                  -------------
    End of year                                                    $102,908,174
                                                                  =============

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                           BUTLER MANUFACTURING COMPANY
                 BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST PLAN

                         Notes to Financial Statements

                          December 31, 2001 and 2000




(7)    FEDERAL INCOME TAXES

       The Plan has received a favorable determination letter, dated May 4, 1995, from the IRS, qualifying the Plan under the Internal Revenue Code and exempting the trust from federal income taxes. The Plan has been amended since receiving the determination letter, and an application for determination was submitted to the Internal Revenue Service on January 14, 2002. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in these financial statements.

(8)    INVESTMENT/PORTFOLIO RISK

       The plan provides for various investments, which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

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                                    SIGNATURE


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                   BIRMINGHAM HOURLY EMPLOYEE
                                                     SAVINGS TRUST





Date: June 28, 2002                                  By: /s/ Larry C. Miller
                                                         -------------------
                                                     Larry C. Miller, Member
                                                     of the Administrative
                                                     Committee

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                                  EXHIBIT INDEX


Exhibit
Number                                          Description
-------                          --------------------------------------

23                               Independent Auditors' Consent

23.2                             Notice Regarding Consent of Arthur Andersen LLP